                                February 18, 2005



VIA EDGAR
---------

CONFIDENTIAL
------------

U. S. Securities and Exchange Commission
450 Fifth St., N.W.
Judiciary Plaza
Washington, DC  20549
Attention:        Christine Davis

RE:      LANTRONIX, INC.
         FORM 8-K FILED JANUARY 21, 2005
         SEC FILE NO. 001-16027

Ladies and Gentlemen:

         On behalf of Lantronix, Inc. (the "Company" or "Lantronix") and in response to the comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the SEC's letter dated February 8, 2005, in connection with the Company's Form 8-K, filed with the SEC on January 21, 2005, set forth below are the Company's responses to the comments regarding the Form 8-K. For your convenience the Staff's comments are reproduced prior to each response.

         1. WE NOTE IN YOUR FORM 8-K THAT ERNST & YOUNG ADVISED THE AUDIT COMMITTEE OF SEVERAL REPORTABLE CONDITIONS. SUPPLEMENTALLY PROVIDE US WITH ANY WRITTEN CORRESPONDENCE BETWEEN MANAGEMENT, THE AUDIT COMMITTEE, ERNST & YOUNG AND ANY OTHERS RELATED TO THESE CONDITIONS.

         The requested materials have been provided to the Staff under separate cover.

         2. TELL US WHAT PERIOD THE REPORTABLE CONDITIONS RELATE TO AND WHY THEY WERE NOT DISCLOSED IN ITEM 9A. OF YOUR AMENDED FORM 10-K OR IN ITEM 4 OF YOUR FIRST QUARTER 10-Q. TELL US HOW, IN LIGHT OF THE REPORTABLE CONDITIONS, YOU WERE ABLE TO CONCLUDE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE. ADDITIONALLY TELL US IN DETAIL THE STEPS YOU HAVE TAKEN (OR PLAN TO TAKE) AND PROCEDURES YOU IMPLEMENTED (OR PLAN TO IMPLEMENT) TO CORRECT THESE REPORTABLE CONDITIONS.

         Overview
         --------

         The reportable conditions were not required to be disclosed in Item 9A of the Company's amended Form 10-K or Item 4 in its subsequent Form 10-Q because the conditions were not sufficiently material to cause management to conclude the Company's controls were inadequate or to otherwise mandate disclosure. Moreover, remediation of the conditions did not require material changes to the Company's disclosure controls and procedures. The Company further notes that the final draft of the management letter that identified the issues as reportable conditions was received on January 19, 2005, and these conditions were disclosed in the Company's January 21 Form 8-K. A more detailed analysis, including a description of the corrective actions taken by the Company, is provided below.

         Summary
         -------

         On January 19, 2005, Lantronix's former auditors, Ernst & Young LLP ("E&Y"), delivered a final copy of the 2004 Management Letter (the "Management Letter") to the Company. Two reportable conditions were identified in the Management Letter. The first condition related to the Company's financial statement close and external reporting processes and the second condition related to the reconciliation of accounts concerning the Company's contract manufacturers. The Management Letter was prepared in connection with the audit of the Company's Form 10-K for the year ended June 30, 2004. Neither reportable condition was classified as a material weakness and, in the opinion of the Company's Chief Executive Officer and Chief Financial Officer, neither condition caused the Company's controls and procedures to be ineffective.

         Background
         ----------

         FINANCIAL STATEMENT CLOSE AND EXTERNAL REPORTING PROCESSES

         On September 28, 2004, the Company filed its Form 10-K for the year ended June 30, 2004. Shortly after filing the Form 10-K, the Company determined that the filed EDGARized version did not include the final edits made by the Company's finance team to the "master" document. After recognizing the error, the Company and E&Y re-reviewed in detail the Form 10-K and identified several additional errors, which were corrected in amendments to the Form 10-K.

         The Company determined that the errors in the initial Form 10-K were primarily caused by two factors. First, at the time of the Form 10-K filing, the Company's in-house legal department performed the EDGARization process. This process lacked the multiple levels of checks typically present when third-party providers are used for EDGARization services. As a result, the master document (in Microsoft Word format) included a final set of revisions, some of which were not included in the final EDGARized document.

         Second, in the quarter ending March 31, 2004, the Company sold its Premise Division, and determined that it should be reported as a discontinued operation for historical periods. In the 2004 Form 10-K, the Company was required to reclassify prior periods to reflect the discontinued business. This involved numerous changes to prior period financial statements, footnotes and narrative which increased the opportunity for error. The Company's review process was generally focused on the current period, and did not detect certain reclassification errors to the prior periods arising from discontinued operations.

         RECONCILIATION OF ACCOUNTS RELATED TO CONTRACT MANUFACTURERS

         During the quarter ended June 30, 2004, it was determined that an unrecorded audit adjustment was required to reduce inventories and increase accounts receivables. The Company determined that this resulted from the timing of the Company's receipt of purchase orders from its contract manufacturer ("CM") for raw goods the Company supplied to them. The Company determined that its process of providing raw goods to its CM, which included issuing monthly invoices and receiving quarterly inventory statements, could be refined by implementing more timely reporting between it and the CM, as well as making related changes to its handling of the raw goods, as detailed below.

         Evaluation of the Severity of the Problems
         ------------------------------------------

         Prior to filing any periodic report, including the filing of the Form 10-K (and the amendments thereto) and the filing of the first quarter Form 10-Q, the Company's executive team reviews the disclosure controls and procedures in place in order to assess whether the Company has disclosure controls and procedures that ensure compliance with the Company's disclosure obligations in a timely manner. In the case of the Company's Form 10-K (including the amendments thereto) and Form 10-Q, the executive team reviewed the existing controls and procedures, including whether improvements could be made. It concluded that the Company's controls and procedures were effective, despite the existence of the problems discussed above.

         Each of the issues discussed above was unlikely to cause any material misstatement and was unlikely to recur in the future. First, the Company's process relating to EDGARization of its periodic reports involved all parties working from a master document stored in Microsoft Word. Shortly before the planned filing, and at a time at which all material changes would be included in the master, the Word document would be EDGARized by the Company's internal legal department. Once EDGARized, any additional changes would manually be entered into the EDGARized version of the document. The Company noted that the errors in the initial Form 10-K filing were not material and that only minor process changes were required to be implemented to confirm that all intended changes would be included in the final draft. The Company further concluded that even without such process changes the risks of a similar error in the future were not substantial.

         Second, the additional changes made to certain historical data in the Form 10-K/A related to the reclassifications to reflect Premise as a discontinued business. In determining whether the Company's internal controls and procedures were effective, the Company's management noted that the errors were not material individually or in the aggregate and related primarily to prior year reclassifications. The changes required to avoid similar issues arising in the future were minor, and included an expanded review of the historical numbers.

         Finally, the issues relating to the reconciliation of accounts relating to the contract manufacturer were determined by the Company's management not to reflect a control failure of a magnitude that would render the Company's control process and procedures ineffective. Rather, the issue, which ultimately caused a $150,000 unrecorded audit reclassification adjustment to balance sheet accounts, was unlikely to result in any audit adjustment except in unusual circumstances similar to those present in June 30, 2004. Moreover, the process changes required to reduce the risk of the issue reoccurring were not difficult to implement, nor were the changes of a nature likely to materially affect the Company's internal controls, and, as detailed below, were substantially implemented in August 2004, prior to the filing of the Form 10-K.

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         History of the Management Letter Comments
         -----------------------------------------

         Although the Company was aware of the underlying issues described above, it did not learn that E&Y was considering characterizing these issues as reportable conditions until October 13, 2004, when it received a revision to the draft management letter previously provided on September 21, 2004. Neither the September draft of the management letter nor the formal Audit Results and Communications report, also sent by E&Y to the Company's Audit Committee on September 21, identified any reportable conditions. When transmitting the October 13 draft that first mentioned reportable conditions, E&Y expressly noted that no final decision had been made by them whether to classify the above mentioned issues as reportable conditions.

         After receipt of the October 13 draft, the Company's Chief Financial Officer discussed with the independent review partner at E&Y the draft letter and questioned whether the identified issues were appropriately categorized as reportable conditions. Subsequent to that conversation, in early November, E&Y provided the Company's Audit Committee with a summary of the close of the quarter ended December 31, 2004, without mention of the existence of any reportable conditions. The Company's executives believe that E&Y's decision to not discuss the issues described above during these meetings correctly reflected the relative lack of severity of the issues; although corrective action was merited, the issues did not represent threats to the Company's fundamental disclosure controls and procedures.

         On January 17, 2005, the Company determined to change auditors and notified E&Y. On January 19, 2005, E&Y issued the final management letter. On January 21, 2005, the Company filed its Form 8-K regarding the change of auditors. Given the disclosure regarding the change in auditors, the Company and E&Y believed it was appropriate and prudent to also include in the Form 8-K a discussion of the management letter and the reportable conditions identified in the letter at the time of the announcement regarding the change in auditors.

         Corrective Actions
         ------------------

         FINANCIAL STATEMENT CLOSE AND EXTERNAL REPORTING PROCESSES

         In response to issues relating to the Company's financial statement close and external reporting process issues, the Company has made the following changes:

         The Company has hired a third-party provider, PublicEase, to perform EDGARization services. The Company believes the additional review processes involved in third-party EDGARization will reduce the risk that its periodic report will not correctly reflect all requested changes. The change was effective in January 2005 and PublicEase was used for filing the second quarter Form 10-Q and prior Form 8-Ks. The Company intends to continue to use PublicEase or a similar third-party EDGARization provider on an on-going basis.

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         Prior to filing the first quarter Form 10-Q, the Company added an additional level of management review to confirm that all financial information in its periodic reports accurately conforms to the supporting documentation.

         Prior to filing the first quarter Form 10-Q, the Company segregated responsibilities for cross-checking changes to the internal master document and EDGARized documents for all of its periodic reports.

         The Company has contracted with a proofreader to review its periodic filings to reduce the risk of typographical errors. The proofreader was used in connection with the Company's first and second quarter Form 10-Q filings, and the Company intends to continue the use of a proofreader for future periodic reports.

         RECONCILIATION OF ACCOUNTS RELATED TO CONTRACT MANUFACTURERS

         The Company has revised its method of invoicing its CM for raw goods. Previously, the Company shipped material directly to its CM for immediate use, as well as shipped inventory to Lantronix consigned inventory location at the CM's site for future use. In the first situation, the Company invoiced the CM upon shipment, and the product transferred ownership from the Company to the CM upon shipment. This would be reflected on the Company's balance sheet in Accounts Receivable. In the second situation, inventory was transferred to the CM site, but remained in the Company's inventory in a consigned location. This inventory would not be invoiced and would be reported on the Company's balance sheet in inventory. When the CM uses the inventory, an order would be issued to the Company and the CM would be invoiced on a monthly basis. Upon invoicing, the value of the product would be transferred from inventory to accounts receivable.

         Under the Company's new process, it only ships raw goods into the consigned inventory location at the CM facility. This simplifies the reconciliation process by having one consistent process for transferring inventory. The Company now invoices the CMs on a weekly basis rather than monthly. Lantronix also now requires monthly inventory reports from its CM. Previously these reports were provided on a quarterly basis. By increasing the frequency of these activities, the Company is able to reconcile on a more timely basis. These changes were substantially complete prior to the Company filing its first quarter Form 10-Q.

         3. WE ALSO NOTE THAT IN YOUR FORM 10-K/A AND YOUR FORM 10-Q FOR THE QUARTER ENDED SEPTEMBER 30, 2004, YOU STATE "OUR DISCLOSURE CONTROLS AND PROCEDURES ARE SUFFICIENTLY EFFECTIVE." YOU SHOULD REVISE THIS DISCLOSURE TO CLEARLY STATE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES EITHER WERE EFFECTIVE OR WERE INEFFECTIVE AS OF THE DATE OF THIS REPORT. ANY QUALIFICATIONS, SUCH AS "SUFFICIENTLY EFFECTIVE," ON THIS CONCLUSION DO NOT CONFORM TO THE REQUIREMENTS OF ITEM 307 OF REGULATION S-K. WHEN REVISING YOUR DISCLOSURE PLEASE NOTE THAT MANAGEMENT SHOULD NOT STATE THAT THE CONTROLS ARE EFFECTIVE EXCEPT TO THE EXTENT THAT CERTAIN PROBLEMS HAVE BEEN IDENTIFIED. RATHER, MANAGEMENT MUST TAKE THOSE PROBLEMS INTO ACCOUNT WHEN CONCLUDING WHETHER THE CONTROLS AND PROCEDURES ARE EFFECTIVE OR INEFFECTIVE. IF THE CONTROLS AND PROCEDURES ARE INEFFECTIVE, MANAGEMENT SHOULD STATE THE SPECIFIC REASONS WHY THEY ARE INEFFECTIVE. REFER TO QUESTION 5 OF THE FAQ ON RELEASE NO, 34-47986 "MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE IN EXCHANGE ACT PERIODIC REPORTS."

         The Company notes your comment and has revised its disclosure in its quarterly report on Form 10-Q for the period ended December 31, 2004 to read as follows:

         We carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of our second fiscal quarter. Based upon that evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures are effective in ensuring that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

         The Company intends to use substantially similar language in any future report in which the Company's Chief Executive Officer and Chief Financial Officer conclude the Company's internal controls are effective.

         4. WE NOTE THAT YOU HAVE DISCLOSED THAT THERE WERE NO "REPORTABLE EVENTS" DURING THE COMPANY'S MOST RECENT TWO FISCAL YEARS AND THROUGH JANUARY 17, 2005. TELL US WHY YOU BELIEVE THE REPORTABLE CONDITIONS YOU HAVE DISCLOSED ARE NOT CONSIDERED "REPORTABLE EVENTS" AS DEFINED IN ITEM 304(A)(1)(V) OF REGULATION S-K.

         Item 304(a)(1)(v) of Regulation S-K provides that a "reportable event" exists when certain specified conditions have occurred. As detailed below, the Company's reportable conditions do not constitute "reportable events" as defined in Item 304(a)(1)(v) and no reportable event has otherwise occurred.

         Item 304(a)(1)(v)(A) requires disclosure if a company's accountants have advised that the internal controls necessary for the registrant to develop reliable financial statements do not exist. At no time did E&Y advise the Company of such a conclusion. Although E&Y identified certain reportable conditions as discussed above, none of these were identified as material weaknesses. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Moreover, in the course of informal conversations and formal presentations to the Company's Audit Committee, at no time did E&Y advise the Company that it lacked internal controls necessary for the Company to develop reliable financial statements.

         Item 304(a)(1)(v)(B) requires disclosure if a registrant's accountants have advised that the accountants are no longer able to rely on management representations or are unwilling to be associated with the financial statements prepared by management. E&Y was replaced at the Company's election and at no time did it express unwillingness to continue its representation of the Company or advise the Company that it was unable to rely upon management representations.

         Item 304(a)(1)(v)(C) requires disclosure if a company's accountants advise of the need to significantly expand the audit and it was unable to do so due to dismissal or other reason. E&Y at no time advised of the need to expand the scope of its audit. Disclosure is also required if a registrant's accountants advise that information has come to its attention that, upon further investigation, may materially impact current or former audit statements or underlying financials or cause it to be unwilling to rely on management's representations or continue to be associated with the registrant's financial statements and that due to dismissal or other reason the accountants were unable to conduct such investigation. Again E&Y did not advise the Company of any such event.

         Item 304(a)(1)(v)(D) requires disclosure if a company's accountants advise it that information has come to the accountants' attention that the accountants conclude materially impacts the fairness or reliability of either a previously issued audit report or underlying financials or current financials and the issue has not been resolved to the accountant's satisfaction prior to their dismissal. Although, as discussed above, E&Y from time to time advised the company of suggested improvements to the Company's controls and procedures, E&Y did not advise the Company that it was aware of any information that, in E&Y's opinion, would materially impact the fairness or reliability of the Company's current or prior financial statements.

         5. AMEND ITEM 4(b) OF FORM 8-K TO COVER THE INTERIM PERIOD FROM THE DATE OF THE LAST AUDITED FINANCIAL STATEMENTS TO JANUARY 17, 2005, THE DATE OF THE ENGAGEMENT. SEE ITEM 304(a)(2).

         The Company will amend its Form 8-K to cover the interim period from June 30, 2004 to January 17, 2005.



         Please do not hesitate to call Jack Sheridan at (650) 320-4631 or the undersigned at (650) 565-3599 with any questions or comments.


                                                Sincerely,

                                                WILSON SONSINI GOODRICH & ROSATI
                                                Professional Corporation

                                                /s/ John B. Turner
                                                --------------------------------
                                                John B. Turner



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